3303 Monte Villa Parkway, Suite 310 Bothell, WA 98021 USA T: 425.402.1400 | F: 425.402.1433 www.BioLifeSolutions.com

Via Edgar and Overnight Mail

November 20, 2009

Kevin Kuhar

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

BioLife Solutions, Inc.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 1

Balance Sheets, page 1 and Note 2. Financial Condition, page 4

File No. 000-18170

Dear Mr. Kuhar,

BioLife Solutions, Inc. (the “Company”) is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 1, 2009 (the “Comment Letter”) to Michael Rice, the Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2009 filed with the Commission on August 14, 2009 (the “Form 10-Q”).  In our initial response, dated October 22, 2009, we indicated further information would be forthcoming in an additional response. In addition, in a follow up phone call on November 11th with Ms. Kate Tillan of your office, we agreed that a response by November 20, 2009 would be acceptable. We hereby furnish our response to the Comment Letter. The text of the Staff’s comments is set forth in italics below, followed by the response of the Company.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 1

Balance Sheets, page 1 and Note 2. Financial Condition, page 4

 Staff Comment

1.

 We note that as of June 30, 2009 you have promissory notes payable to related parties that are contingently convertible at a variable exercise price. Please tell us about your evaluation of the conversion feature of the notes under SFAS 133 and EITF 07-5.

Response

As noted in our previous response dated October 22, 2009, the Company engaged an accounting consultant to provide assistance with the accounting and valuation issues related to these notes. Based on the consultant’s evaluation of the conversion feature of the notes and analysis of the applicable provisions of SFAS 133 and EITF 07-5, the Company’s equity-linked convertible debt is not eligible for the first part

Securities and Exchange Commission

November 20, 2009

of the paragraph 11(a) scope exception in SFAS 133. Accordingly, the Company should have bifurcated the separate embedded feature and accounted for it as a derivative liability, with changes in fair value subsequently measured through earnings each period. Upon initial adoption of EITF 07-5 (effective for the Company on January 1, 2009), the Company would have recorded the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. The related liability would then be adjusted quarterly thereafter during the period the notes remain outstanding, with changes in the liability recorded in other income (expense).

The Company also engaged the services of an independent valuation specialist to assist in determining the appropriate accounting valuation of the derivatives, given that the terms of such derivatives do not lend themselves to more traditional methods such as Black-Scholes. Based upon our review of their results, we believe the impact of any discount ascribed to the notes related to the derivatives, as well as any derivative liability that would exist, would have been immaterial relative to the transaction and to the financial statements for all periods in 2009 taken as a whole. A change in accounting for these amounts:

•

would have resulted in no change in reported EPS;

•

would not have caused our net loss to become net income in any period;

•

would have resulted in change of approximately 1.1% of the recorded net loss in the quarter ended March 31, 2009, 1.7% of the recorded net loss in the quarter ended June 30, 2009, and 2.4% of the recorded loss in the quarter ended September 30, 2009;

•

would not have materially changed any earnings or any other trends;

•

would not have impacted any loan covenants or other contractual requirements;

•

would not have increased or decreased management’s compensation; and

•

would not have adversely impacted analyst’s expectations for our results.

Prospectively, we do not expect that this accounting treatment will have a material effect on our operating results.

Accounting Citation for Materiality

Staff Accounting Bulletin (“SAB”) Topic 1, Section M-1 discusses the assessment of materiality, and while not intending to provide complete definitive guidance on the subject, we believe it does provide relevant context for this transaction. SAB Topic 1, Section M-1 states that, “A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. It further states that “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of the financial statements would view the financial statement item. The shorthand in accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.”

Based upon the facts and circumstances set forth above, we believe any potential reclassification of amounts from liability to equity, as well as amounts to be recorded in interest expense and other income (expense) would be considered immaterial both in quantitative and qualitative terms for this transaction. Therefore, we do not expect to revise any of our previously filed interim 2009 financial statements.

Securities and Exchange Commission

November 20, 2009

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Quarterly Reports on Form 10-Q. We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the Form 10-Q do not foreclose the Commission from taking any action with respect to the Form 10-Q, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response to the Staff’s comments or wish to discuss this matter further, please do not hesitate to contact me at (425) 402-1400.

Sincerely,

/s/Michael Rice

Michael Rice

Chief Executive Officer and Chief Financial Officer

CC:

Bob Bowman, Peterson Sullivan LLP

Sheila Hadersberger, Turning Point Consulting